                                                                                                                                                                   P.O. Box 2600

                                                                                                                                                                  Valley Forge, PA 19482-2600

                                                                                                                                                                  610-669-1538

                                                                                                                                                                  Barry_A_Mendelson @vanguard.com

May 9, 2013

Amy Miller, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Whitehall Funds; File No. 33-64845

Dear Ms. Miller,

The following responds to our conversation on April 15, 2013 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 47 that was filed on February 28, 2013 pursuant to Rule 485(a).

Comment 1:   Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-2398 with any questions or comments regarding the above response.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Barry A. Mendelson

Principal and Senior Counsel